EXHIBIT 99.1

PRESS RELEASE

Shlomo Rodav Appointed Chairman of the Board of Bezeq

Tel Aviv, Israel – April 30, 2018 – Bezeq The Israel Telecommunication Corp., Ltd. (TASE: BEZQ), Israel’s leading telecommunications provider, today announced that Bezeq’s Board of Directors has approved the appointment of Mr. Shlomo Rodav as Chairman of the Board. Mr. Rodav will replace the Interim Chairman, David Granot, who led Bezeq's Board of Directors over the past ten months and who was approved by the general meeting of shareholders to continue to serve as a director of the Company.

Rodav previously served as Chairman of Bezeq between 2007 and 2010, during which time the Bezeq Group developed and grew significantly, and strengthened its leadership position in the Israeli communications market.

With the appointment, Rodav said, "I am very pleased to be back as Bezeq Chairman and to be part of the best and leading communications group in Israel. Together with Bezeq management and employees, we will meet the complex tasks before us."

Granot added, "In a relatively short but intense period of time as the Interim Chairman of Bezeq, I have become more familiar with the group and its activities. I am convinced that Rodav, together with the new Board of Directors, will lead it in the right direction and continue its success."

About "Bezeq" The Israel Telecommunication Corp.

Bezeq is Israel's leading telecommunications service provider. Established in 1984, the Company has led Israel into the new era of communications, based on the most advanced technologies and services. Bezeq and its subsidiaries offer the full range of communications services including domestic, international and cellular phone services; broadband Internet, and other data communications; satellite and Internet based multi-channel TV; and corporate networks. For more information about Bezeq please visit the corporate website at www.bezeq.co.il.

Investor Relations Contact:	Media Relations Contact:
Mr. Naftali Sternlicht	Mr. Guy Hadass
Bezeq	Bezeq
Phone: +972-2-539-5441	Phone: +972-3-626-2600
Email: ir@bezeq.co.il	Email: pr@bezeq.co.il

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